RiverNorth Marketplace Lending Corporation
325 N. LaSalle Street #645
Chicago, Illinois 60654

August 18, 2016

Via EDGAR and E-mail

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RiverNorth Marketplace Lending Corporation (Registration No. 333-204886, 811-23067)

Ladies and Gentlemen:

The undersigned registrant, RiverNorth Marketplace Lending Corporation (the “Company”), pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission grant acceleration of the effectiveness of the Registration Statement on Form N-2 filed August 17, 2016, so that the same may become effective by 4:00 p.m., Washington, D.C. time, on Friday, August 19, 2016, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
RiverNorth Marketplace Lending Corporation

By:	/s/ Marc Collins
Name: Marc Collins
Title: Secretary